SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549
                           ________________________

                                SCHEDULE 14D-9
                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                           ________________________


                              CB BANCSHARES, INC.
                           (Name of Subject Company)

                              CB BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share

                        (Title of Class of Securities)

                                   124785106

                     (CUSIP Number of Class of Securities)
                           ________________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)
                           ________________________

                                With copies to:

                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES: CB BANCSHARES FURTHER CAUTIONS INVESTORS REGARDING CENTRAL PACIFIC'S STATEMENTS AND ACTIONS



May 30, 2003



FOR IMMEDIATE RELEASE
---------------------



Contact:    Wayne T. Miyao
            Senior Vice President, City Bank
            Corporate Communications
            Ph: (808) 535-2590
            Email: wmiyao@cb-hi.net
            Website: www.citybankhawaii.com


     CB BANCSHARES FURTHER CAUTIONS INVESTORS REGARDING CENTRAL PACIFIC'S
                            STATEMENTS AND ACTIONS

HONOLULU, May 30, 2003 - CB Bancshares, Inc. (Nasdaq: CBBI), the holding company of City Bank, today advised that statements made yesterday by Clinton Arnoldus, the chairman, president and chief executive officer of Central Pacific Financial Corp. (NYSE: CPF), regarding the ability to redeem rights under CB Bancshares' shareholders rights plan after a rights distribution are entirely false. Such statements were made by Mr. Arnoldus either out of ignorance or in another attempt to mislead CB Bancshares shareholders and Central Pacific shareholders.

In a television interview broadcast yesterday morning, Mr. Arnoldus stated:
"[CB Bancshares] can go ahead and distribute their rights. The pill is not actually of any value until the exchange offer is closed and we won't close it unless the poison pill is redeemed." Mr. Arnoldus' statement assumes that the rights can be redeemed following a distribution, a claim which is patently untrue. Once such rights are distributed they cannot be redeemed. This provision is a cornerstone of the rights plans that have been adopted by thousands of companies since they were first implemented almost twenty years ago.

Mr. Arnoldus and his advisors seem to be oblivious to the fact that but for the prompt response of the Board of Directors of CB Bancshares, Mr. Arnoldus would have made corporate history by inadvertently triggering a distribution of the rights under the shareholders rights plan.

Mr. Arnoldus and his advisors have tried to portray the CB Bancshares Board's actions as an attempt to create an obstacle to Mr. Arnoldus' self-serving takeover campaign. Quite to the contrary, the Board was forced to take action to protect those CB Bancshares shareholders who CB Bancshares believes joined Mr. Arnoldus' efforts without having been fully informed of the consequences.

CPF, however, must now face the consequences of its ill-advised efforts to proceed with a non-public solicitation of authorizations from CB Bancshares shareholders who hold more than 20% of CB Bancshares outstanding shares. CB Bancshares has already advised CPF that, should CPF succeed in its efforts to call a special meeting for June 26, 2003 through the use of these authorizations, it will indeed cause a distribution of rights which will cause substantial economic harm to the CB Bancshares shareholders who executed the authorizations in favor of CPF. If Mr. Arnoldus later completed a takeover of CB Bancshares, the rights distribution would also cause substantial economic harm to Central Pacific shareholders.


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


In summary:

     o Mr. Arnoldus' statements regarding the CB Bancshares rights plan made yesterday morning on local television are false.

     o Such statements are the product of either ignorance or another attempt to mislead investors.

     o Should a rights distribution be triggered by CPF's insistence on calling a meeting on June 26, 2003 through the privately-solicited authorizations, the rights would, by their terms, not be redeemable.

     o The distribution of rights would cause significant damage to shareholders who were privately approached by Mr. Arnoldus.

Should CPF desire to move forward in its efforts to call a special shareholders meeting for a valid purpose pursuant to CB Bancshares' bylaws, it should do so by conducting a public consent solicitation, which is the only legitimate route available to it under the rights plan.

Sandler O'Neill & Partners, L.P. is serving as financial advisor to CB Bancshares and Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small to medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches in the State of Hawaii on the islands of Oahu, Hawaii, Maui, and Kauai.

                                     _____

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov . Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.




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